UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

HEWITT ASSOCIATES, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

John M. Ryan

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

Tel. No.: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

SCHEDULE 13D

1	NAME OF REPORTING PERSON. Each of the persons identified on Appendix A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America unless otherwise listed on Appendix A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER -0- 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Class B Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14

TYPE OF REPORTING PERSON

IN as to persons listed in Appendix A under caption “Individuals”; OO as to persons listed in Appendix A under captions “Trusts” and “Limited Liability Companies”; PN as to persons listed in Appendix A under caption “Partnerships”; CO as to persons listed in Appendix A under caption “Corporations”.

APPENDIX A

Name of Reporting Persons

Individuals	Citizenship (United States unless otherwise indicated)
Abazoris, Norman V.
Ablin, Marlene Joyce
Abosch, Kenan Seth
Acker, Peter David
Adams, Judith
Adams, Mark J.
Africk, Caryn
Alexander, Jane F.
Anand, Sanjiv Krishan
Anderson, Bradley A.
Anderson, John L.
Anderson, Linda L.
Arbaugh, Karl E.
Argue, J. Gordon	Canada
Arian, Mark David
Baggett, Jeffrey L.
Bagin, Erik
Baird, Elizabeth A.
Baird, Elizabeth as Custodian
Baird, Sharon J.
Baird, Nathaniel T
Baldwin, Bettye	Puerto Rico
Baloun, James
Balthazor, Patricia Joan
Barnes, Karen A.
Barry, Joseph Gerard
Barth, Jeffrey
Barylak, Gretchen Karol Lund
Basofin, Richard
Bassick, E. Webb
Baumruk, Raymond W.
Bausch, John J.
Beauregard, Thomas R.
Belmonte Jr., Frank
Beneteau, Robert J.	Canada
Bennett, Peter L.	United Kingdom
Bennett, Jane H.	United Kingdom
Bennett, Brandon W.
Bennett, Michael John	Australia
Bentson, Margaret A.
Bernsee, Robert W.
Bernstein, Z. Samuel
Bialek, Joseph G.

Bicos, Sandy
Biersack, Donna Marie
Biggins, Peter
Billard, Lisette
Blasco, Guido	Italy
Blecher, Maurice David
Bloomer, James
Boden, Beth
Boerner, Peter R
Bollert, Duane C.
Borchert, Timothy John
Borgman, Peter J.
Boulter, David	United Kingdom
Bourquin, Francis	Switzerland
Brab, Regina
Bradford, Timothy M
Bradley, Scott
Brandorff, Perry O.
Brost, David
Brovich, Christopher
Brown, J. Allan	Canada
Bruce, William C.
Bruner, Jack E.
Bryant, Ronald Victor
Bueltmann, Ann N.
Buesing, William R.
Burke, Patrick J
Burmeister, Monica M.
Butterworth, Thomas C
Byrd, Jeffrey W.
Byron, Linda	Canada
Caffarelli, Brian Thomas
Cahn, David M.
Camferdam, Steven Robert
Campbell, Daniel J.
Campbell, Robert B., Jr.
Campbell, Robert C.
Campbell, Stephen E.
Carey, Douglas J.
Carlson, Thomas D.
Carnegie, Jerry Y
Carracher, Nancy O.
Carroll, Annette Rosinski
Carswell, Thomas A
Carter, Gary L.
Cartolano, Curtis M.
Casmer, David M.
Certain, Stephanie L
Chambers, Sandra Ann Miller

Christiansen, Christofer
Clarke, Brenda A.
Clarke, Michael
Clemens, Thomas P.
Clymer, Jeff
Cochran, William R.
Cochrane, Martha J.
Cole, Ray
Coletto, Nancy
Collura, Kathryn Jean
Conilh de Beyssac, Thierry	France
Connolly, Amy C.
Connolly, Sean
Connolly, C. Lawrence, III
Cook, Sandra Lee
Coolley, Nancy E.
Coppock, Melissa Shirk
Coppock, Steven M.
Corcoran, Maureen Ann
Corne, Yves	Belgium
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E
Crawford, Neil M.	Canada
Cromer, Richard B
Crowley, Sue
Crowley, William A
Currie, Katharine Claire
Dahm, Joanne
Dale, James
Darbyshire, Paula R
Datta, Sumer	India
Davids, Kristin Marie
Davids, Richard W
Deacon, Faye A.
Deasey, John J.
DeCanniere, Dan
Decker, Julie
DeGregorio, Susan M.
DeKeyzer, Johan
Delahanty, Edward L
DeLuca, Linda L.	Canada
Denlinger, Kurt
Dephtereos, Marjorie B.
Desenis, Judith M.
Detmer, Edward J.
Dhingra, Gautam
Dickmann, Karen M.
Diemer, Richard L
Dixon, William E.

Dodd, Kathryn M.
Dodd, Robert M
Doege, Paul R
Dolan, Elizabeth M.
Dolezal, Craig
Doucette, Joseph J..
Doucette, Stephen F.
Doyle, Bryan Joseph
Duncan, William Bradley
Dunlap, Robert A.
Durbala, Michael R.
Dutton, Leslie	Canada
Eads, Jack W.
Eaker, Robert Charles
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn
Eddington, Thomas L.
Edelstein, Carol M.
Eeckman, Philippe	France
Egan, Peter S
Eikenberg, Darcy Lee
Elder, Joni Lee
Evans, John M
Ewing, Larry R
Fahling, Gerald O.
Fanning, J. Mark
Fastman, Bernardo Alberto	Argentina
Ferreri, James P
Finan, Lois C.
Fischer, Charles
Fisher, Enrique A
Fixmer, Gale J.
Fixmer, John P
Flint, Tom F.
Forsberg, Michael S.
Fortosis, David C.
Fox, Roberta D.
Francey, Claude	Switzerland
Franco, Edward E. V.
Franke, John T.
Freedman, David	United Kingdom
Freundt, James F.
Friedes, Peter E
Friese, Lainchen M.
Fry, Brian V.
Fry, Lisa Anne
Furer, Burkhard	Germany
Futterman, Ronald Alan
Gallo, Sabina V.
Gandossy, Robert P.
Gang, Barry S

Gangloff, Sabine	Germany
Garabedian, Thomas J.
Gardner, John D.
Gayda, Joseph J
Gayley, John K.
Ghiulamila, Anne-Laurence	France
Gibbons, Michael
Gifford, Dale L
Gordon, Julie Starkman
Gordon, Mark K.
Goudriaan, Robert	Netherlands
Graham, Michael Eugene
Grant, Philip D.
Gray, Guy Earl
Gray, Stephen Michael
Grayson, Valerie A.
Greenbaum, David
Greene, William H.
Gregory, C. William
Gretzinger III, Ralph E
Guagliardo, Nicolo
Gubitosi, Alan
Gubman, Edward Lee
Guthman, Michael A
Halaburt, Thomas L.
Halleen, Steven J.
Hallen, Christian Eric
Halliday, Timothy	United Kingdom
Halperin, Frederic
Hancock, Kip K.
Hand, Janice S.
Hanlon, Charles E.
Hansen, Michelle Elaine
Harlow, Carole Jean
Harris, Anne M.
Harvey, James J.
Hasbargen, Donald W
Haugen, Peter J.
Hauser, Brenda
Hauser, Linda S.
Hauser, Thomas J.
Haverick, Amanda
Haverick, David R.
Hazen, Mary Judd
Healy, Christopher R.
Heiring, Gayle A., as custodian
Heiring, George W
Heiring, Paul W., as custodian
Heiring, Steven L., as custodian
Henderson, Don Berwell
Hernandez, Javier
Hessler, Donald R
Higginbotham, Stanley Lamar
Hiles, Andrew H.

Hilgenberg, Timothy S
Hill, Michael R.
Hinman, Richard C.
Hirano, Robin Miller
Hochberg, Renee F.
Hoerger, Susan Yarosh
Hogg, Barbara J
Holland, Daniel J.
Holland, Kimberly
Holscher, Carsten	Germany
Hoos, John O
Horton, Michael D
Howes, Paul D.
Howlett, Catherine
Hoyal, Mark Lawrence
Hughey, Thomas M
Hunt, David
Hurst, Linda S.
Hutson, Richard W
Huxsaw, Lynne
Hyman, Jeffrey S.
Irion, Brian P.
Irons, Neil	Belgium
Irwin, Barbara Jane
Istnick, Robert L
Jacobs, Ari N.
Jagla, Julie
James, Alison A
James, Ken E
James, William R.
Jarrett, Thomas Mark
Jeffay, Jason
Jensen, Phillip Claude
Johnson, Robert F.
Johnston, Michael L.
Jones, Allen F.
Jones, David B.
Jones, J. Michael
Jones, Michael B
Jones, Richard E.
Jones, Ronald A
Jost, Michael G
Kaberon, Daniel Adam
Kairey, Mindy
Kaiser, Marc Steven
Kann, Raymond
Kantor, Richard Geza
Kapahi, Naveen	Canada
Kapahi, Shelagh
Kaplan, Tilda Jarolim

Kars, Jan	Netherlands
Kellogg, Gail V.
Kelly Jr., Vincent J.
Kelly, James William
Kenney, Suzanne M.
Kerpan, James P
Kieley, John
Kimler, Brad
Kincaid, Maureen A.
Kinsley, Heather R.
Klein, Jeffrey
Klonoff, Jeffrey Allen
Knox, Christine M.
Kohlbry, Kathleen M.
Kolb, John
Konieczny, James R.
Koo, James	Canada
Kopec, Albert
Koralik, Susan K.
Kordus, Claude
Kozak, Gregory J.
Krause, Debra W.
Krause, Marin E.
Kriegh, James A
Laketek, Maryann
Lally, Jane F.
Lamp, Cory Christopher
LaSorte, Joseph A.
Laspisa, Esther Kaplan
Laufer, Jacques
Laugharn, Gary
Lawrence, Simon	United Kingdom
Leckie, Annette Schnack
Lee, Michael R.
Lee, Steven G.
Leighton, Stephen M
Leister, Kellen
Leone, Robert J.
Levin, Howard J.
Leyendecker, Mary A.
Lima, Jean-Charles	Canada
Lindberg, Kenneth W
Lindquist, Judith A.
Livsey, Frank	Canada
Lloyd, Ronald Rhys	Canada
Lucey, Richard J
Lui, Cheryl M.
Lynch, John C.
Makuck, Brian D.
Maskaleris, Elias R.
Mason II, William L.

Mateja, Linda L.
Mathews, Donna M
Mathews, Donna M as custodian for Leslie Anne Mathews
Mathews, Donna as custodian for Lindsey C. Mathews
Matson, Stephen A.
Mattingly, Sharon	United Kingdom
Maurer, Otto
McArdle, Frank B.
McCane, Steven William
McDonald, Danielle R.
McFall, Daniel F.
McGhee, James W.
McGill, Patrick Lyman
McGough, James C
McGuire, Francis Xavier
McKay, Robert J	Canada
McRae, Lisa Ann Smedstad
Mercado, Orlando	Puerto Rico
Meshboum, Stuart
Messick, Scott E.
Meuse, James David
Miller, Lisa	United Kingdom
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani
Mittelbrun, John W. as custodian for John W. Mittelbrun, Jr.
Mittelbrun, Theresa D.
Mittelbrun, Theresa D. as custodian for John W. Mittelbrun, Jr.
Mitter, Mark T.
Moody, Richard L
Moore, Bradley C
Moran Jr., John
Moreland, Mary K.
Morgan, Pamela Dale
Morris, Peter J.
Moses, John D.
Mott, Thomas Robert
Muench, Carol
Muirhead, Peter	Canada
Munn, Jeffrey
Munn, Jeffrey as custodian for Taylor Munn
Munn, Sally
Murphy, Blake Potter
Murphy, Michael J.
Murray, Mark Andrew
Murray, Philip E	United Kingdom
Nelson, James E.
Nelson, Mark Andrew

Nerheim, Lori A
Neville, Thomas
Newton, Christopher Mark	Canada
Nichols, Richard C.
Nolen, Tanya Flourney
Nunes, Jane Ann
O’Connor, John R.
O’Meara, Robert J
O’Regan, Thomas J
Ornt, Yvonne Gatcheff
Osborn, Jacqueline
Oshima, Mark Masao
Osicka, Charles J
Osrin, Lilian T.	United Kingdom
Osrin, Neville P	United Kingdom
Owens, Kevin
Ozark, James G
Padfield, Mark R.
Padula, Matthew D.
Paine, Thomas H
Pallerino, Nancy
Palmer, Christopher S
Papantonis, Perry C.
Papier, Jonathan M	United Kingdom
Parfitt, Mary Ann
Parker, T. Alan	Australia
Parrish, Norman W.
Patrick, Andrew
Patrick, Elaine
Patrick, Rodger R
Patrick, Victor
Pellettieri, Karen M.
Penter, Robert L.
Perrine, Nicole
Peterson, Alison Ann
Peterson, E Scott
Peterson, Larry W.
Peterson, Steven W.
Pierce, David
Pinzur, Laurence A.
Piro Jr., John D.
Pogue, Thomas A.
Polk, Mary Ann
Pontello, Leslie B.
Pooley, Joanne	Canada
Powell, Lowell
Powers, Michael J.
Prange, Sue L.
Pratscher, Gary W.
Primmer, Roger L.
Prospect, Theodore A.

Puciaty, Anton J
Pulliam, William R
Purtell, Jocelyn Patrice
Quenan, Patrick W.
Rackey, David A.
Raffety, David Keith
Ramsey, E. Stephen
Ready, Robert D
Reichenbach, Lee Donna
Reschke, Karin	Germany
Rhodes, Wendy S.
Rieger Jr., Leon
Ripp, Jeanette M
Riva, Katia	Italy
Robb, Marybeth C
Roberts, John Cecil
Robison, R. Jack
Roch, Thomas F
Roettig, Paul	Austria
Romanchek, Robert A.
Romweber, Jane T.
Roof, Timothy C.
Roque, Francisco A.
Rosmarin, Douglas J
Rosow, Laura
Rosow, Stanley M
Ross, Peter E.
Rubin, Daniel J.
Rumzis, Edward D.
Rushin, James J.
Ruth, Linda Cushman
Ruth, Lloyd
Ryan, Duffy
Ryan, John M.
Ryan, Michael John
Sales, Mary E.
Sanborn, Peter A.
Sanders, John B.	Canada
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Anastacia
Santos, Lane Johanna Jaeckle
Santos, Miguel Antonio
Sarrazin, Eric	France
Sartain, Keith T.
Sawyer, Eileen C.
Schardt, Michael Alan
Schaus, Stacy L.
Scheele, Christopher S.
Scheele, Teresa L.
Scheffel, Elizabeth J.

Schippers, Norman
Schippers, Sandy
Schlachtmeyer, Albert S
Schlachtmeyer, Laura
Schlachtmeyer, Melissa
Schmitt, Kyle A.
Schmitz, Thomas L.
Schnoenenberger, Vitus	Switzerland
Schultz, Michael D.
Schwartz, Jan E
Schwartzman, Ted J.
Schwehr, Mark D.
Scott, William
Seim, Sharon
Seltz, Christine A.
Shafer, Paul M.
Shakeel, Mazen A.	Canada
Shapira, Allan	Canada
Sharp IV, Frederick Inman
Shaul, Matthew
Shelton, Kenneth A.
Shepherd, Janet E.
Sher, Fred C
Shillingburg, John Douglas
Shimizu, Tomo	Japan
Shipman, Don R.
Silva, Anthony A.
Simmermaker, Jordan L.
Smith, Bradley
Smith, Eddie C.
Sneden, William M.
Soja, Richele A
Sorensen, Michael
Sorrentino, Anthony S
Spacapan, Kevin Lee
Spangrud, Mark J.
Sperling, Rosalyn M.
Sperling, Kenneth L.
Stanar, Thomas J
Steinberg, Allen Terry
Steinberg, Mona Jill
Stewart, Curtis W
Stifter, Jeredith W
Stiroh Jr., Bernard J.
Stock, Mary C.
Strecker, Jefferson Lee
Strecker, Jefferson L. as Custodian for Audrey A. Strecker
Strecker, Jefferson L. as Custodian for Carly R. Strecker
Strecker, Jefferson L. as Custodian for Erin A. Strecker
Sural, Brenda J.
Swanson, Mark A.
Swinehart, Kathy Lea
Sze, Michael

Tagge, Rosemary E
Tate, Robert
Tatsuguchi, Nancy M
Tenner, Leonard R.
Thomann, Daniel	Switzerland
Thomas, Sean W.
Thompson, Greggory R.
Thompson, Theresa
Thorpe, Elizabeth Patrick
Tobin, Harold B.
Toivari-Case, Carrie Marie
Tompkins, John C	Canada
Toth, Frederick Carter
Trahan, Daniel C.
Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee
Tucker, Larry John
Twery, Scott Craig
Ubelhart, Mark C
Vaccari, Margee S.
Vaccari, Thomas S.
Valentine, Lawrence V.
Vandersanden, Robert	Canada
VanThournout, Richard A.
Veit, Anne A
Verseman, David W.
Virmani, Ravi	India
Visus, Deborah A.
Vlajkovic, John
Vogrich, Robert M.
Wagner, Francis H. T.
Wagner, William P as custodian for Katie Wagner
Wagner, Stephen B
Wallace, John J
Wardner, Julie A.
Watkins, Eric M.
Watson, Laura M
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.
Weaver, Trinda N.
Weaver, Dorothy J.
Weinberg, Robert
Welkie, Robert Steven
Wermeille, Francoise	Switzerland
Westervelt, Arthur Lee
Westwood, Jerry R
Whinfrey, Judith A.

Whitney Jr., Mark S.
Wilen, Robert E.
Wille, David J.
Williams, Jonathan David	Australia
Wilson, Gerald I
Wilson, Jerry F.
Winkler, Kerstin
Winston, Rebecca L.
Wise, Christi Rager
Witkowski, Wayne E.
Woldridge, Scott M.
Wolf, James K
Wood, Thomas E
Wooding, Shelley A.	Canada
Woodrum, James D.
Wright, Michael B.
Wright, Peter
Wunsch, Gerald E.
Yamamoto, Dale H
Yezzi, Anthony P
Young, William G.
Young, William G., as Custodian
Young, William G., as Custodian
Zadell, William R.
Zielke, Elizabeth K.
Zimmer, Jane E
Zimmerman, Ross
Zurek, Colleen A.

Trusts	Place of Organization
Annette S. Leckie 2003 Revocable Trust	Massachusetts
C. Lawrence Connolly III 2004 Irrevocable Trust	Illinois
C. Lawrence Connolly III 2006 Irrevocable Trust	Illinois
C. William Gregory Trust	Florida
Cangelosi/Gallo Family Trust	California
Carole J. Harlow 1994 Trust	California
Charles Fischer Declaration of Trust	Illinois
Christine M. Knox Trust	Illinois
Christopher R. Healy Declaration of Trust	Illinois
Crystal Cove Revocable Trust	California
Daniel J. Rubin Trust	Illinois
David L. Hunt Revocable Trust	Connecticut
Edward L. Delahanty 2002 Flite Trust	Florida
Esther K. Laspisa Revocable Trust	Illinois
Ewing Trust Agreement	California
Francis B. McArdle Revocable Living Trust	Maryland
Francisco A. Roque 1999 Living Trust	Illinois
Howard J. Levin 2005 Irrevocable Trust	Florida
Hutson 2002 Irrevocable Family Trust FBO B.C. Hutson	Illinois
Hutson 2002 Irrevocable Family Trust FBO K.E. Hutson	Illinois
James E. Nelson Irrevocable Trust	Florida
James E. Nelson Irrevocable Trust of 2004	Florida
James G. Ozark Trust	Illinois
Janet E. Shepherd Revocable Trust	Colorado
Jerry R. Westwood Trust	Illinois
John and Sue Prange Trust	California
John C. Roberts and Angela M. Roberts Revocable Trust	Arizona
John Hoos Revocable Trust	Illinois
John M. Ryan Revocable Trust	Illinois

Kann Family Trust	California
Kathleen M. Trahan Revocable Trust	Illinois
KBO Revocable Trust	Illinois
Lawrence J. Laspisa Revocable Trust	Illinois
Leonard Tenner Revocable Trust	Illinois
Linda L. Anderson Trust	Illinois
Luanne Wolff Revocable Trust	California
Marilyn C. Biggins Revocable Trust	Connecticut
Mark Douglas Schwehr Florida Intangible Tax Trust	Florida
Mary Lynn Eubanks 1999 Living Trust	Illinois
Maureen Kincaid Trust	Illinois
Michael L. Johnston Declaration of Trust	Illinois
Michael L. Trahan Revocable Trust	Illinois
Peter A. Biggins Revocable Trust	Connecticut
Renee F. Hochberg Living Trust	Illinois
Richard L. Diemer Revocable Trust	Illinois
Richard W. Davids Declaration of Trust	Illinois
Richard W. Hutson 1998 Irrevocable Trust FBO: Brennan B. Hutson	Illinois
Richard W. Hutson Declaration of Trust	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Amanda R. Hutson	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Joseph B Hutson	Illinois
Roberta D. Fox Trust	Illinois
Roberta Tenner Revocable Trust	Illinois
Sara L. LeTourneau Declaration of Trust	Illinois
Shelton Family Trust	California
Smith Family Trust	Arizona
Stanley Rosow Revocable Trust	California
Steinberg Revocable Trust	California
Ted J. Schwartzman Trust	Connecticut
The David Yanis Trust	Florida
The Dorothy J. Weaver Trust	California
The Gerald I. Wilson Irrevocable Trust	Florida
The James G. Ozark Irrevocable Trust	Florida
The Martha J. Cochrane Declaration of Trust	Massachusetts
The Maureen A. Kincaid Irrevocable Trust	Florida
The Peterson Family Trust	California
The Richard L. Moody Trust	Illinois
Thomas E. Wood Revocable Trust	Illinois
Thomas Paine and Teresa Norton Revocable Trust	California
TJO Revocable Trust	Illinois
William James Trust	Illinois

Partnerships*	Place of Organization
Buesing Family Limited Partnership, William R. Buesing, General Partner	Connecticut
Robert and Sandra Cook Family Limited Partnership, Sandra Cook, General Partner	Illinois
Franke Investments, L.P., John Terrence Franke, Managing General Partner	Illinois
The TJG Limited Partnership, Thomas J. Garabedian, General Partner	Delaware
Gifford Holdings, L.P., Dale L. Gifford, General Partner	Delaware
Gretzinger Family Limited Partnership, Ralph E. Gretzinger, III, General Partner	Delaware
DJH Investments, L.P., Daniel J. Holland, General Partner	Texas
Hutson Family Limited Partnership, Richard W. Hutson, Trustee under the Richard W. Hutson Declaration of Trust Dated November 6, 1989, General Partner	Illinois
Michael B. Jones Family Limited Partnership, Michael B. Jones, General Partner	Delaware
Kieley Investment L.P. I, John Kieley, General Partner	Delaware
JJJO Partnership, L.P., James G. Ozark and Maureen A. Kincaid, General Partners	Massachusetts
KBAM Ventures, L.P., Maureen A. Kincaid and James G. Ozark, General Partners	Illinois
Levin Family Limited Partnership, Howard J. Levin, Trustee of the Howard J. Levin Revocable Trust, dated September 28, 1994, General Partner	Connecticut
SJM Holdings, L.P., Mark A. Murray, Managing General Partner	New Jersey
Pinzur Limited Partnership, Laurence A. Pinzur, General Partner	Wyoming
Deer Park Limited Partnership, Jocelyn Purtell, General Partner	Florida
SCS Family Limited Partnership, E. Stephen Ramsey, General Partner	Wisconsin

Roch Family Limited Partnership, Thomas F. Roch, General Partner	California
Rosow Family Limited Partnership, Stanley M. Rosow, General Partner	Illinois
Schmitz Family Limited Partnership, Thomas L. Schmitz, General Partner	Illinois
A.C.J.L. Shafer Family Limited Partnership, Paul M. Shafer, General Partner	Delaware
Red Rock West Limited Partnership, Janet E. Shepherd, General Partner	Massachusetts
Wilson Family Limited Partnership, Gerald I. Wilson, General Partner	Illinois

*	Citizenship of each General Partner is United States

Limited Liability Companies	Place of Organization
Share Holdings LLC	Illinois

Corporations*	Place of Organization
Groen Participaties B.V. (controlled by Abraham Groen)*	Netherlands
Jungman Participaties B.V. (controlled by Alexander Jungman)*	Netherlands
Kraak Participaties B.V. (controlled by Cornelis Kraak)*	Netherlands
Mick and Nancy Pty. Ltd.(controlled by Michael J. Bennett)**	Australia
Middelbos Participaties B.V. (controlled by Robertus Middelbos)*	Netherlands
Nagtegaal Participaties B.V. (controlled by Andries Nagtegaal)*	Netherlands
VanHooff Participaties B.V. (controlled by Cornelis van Hooff)*	Netherlands
VanLeeuwen Participaties B.V. (controlled by Jan van Leeuwen)*	Netherlands

*	Controlling shareholders are all Dutch citizens

** Controlling shareholder is an Australian citizen

SCHEDULE 13D

This Amendment No. 13 amends and supplements Amendment No. 12 to the Statement on Schedule 13D filed on July 14, 2006 (as so amended, this “Schedule”). This Amendment No. 13 is being filed because, effective as of July 24, 2006, the requisite percentage of signatories to the Stockholders’ Agreement, dated as of July 1, 2003 by and among Hewitt Associates, Inc., Hewitt Holdings LLC and the Covered Persons signatory thereto (the “Stockholders’ Agreement”) agreed to terminate the Stockholders’ Agreement.

Item 2. Identity and Background

(a), (b), (c) (f) The cover page to this schedule and Appendix A hereto contain the names of the persons (“Covered Persons”) who beneficially own shares of Class B Common Stock subject to the Stockholders’ Agreement (“Covered Shares”) to which the Covered Persons are parties. This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Stockholders’ Agreement.

Appendix A hereto also provides the citizenship or place of organization of each Covered Person. Each Covered Person who is an individual (an “Individual Covered Person”) is a professional employed or formerly employed by Hewitt or one of its affiliates or a permitted transferee of such employee or former employee. Each Covered Person who is not an individual (other than Share Holdings LLC (“ Share Holdings”)) is a trust, limited partnership, limited liability company or corporation created for estate planning purposes by a person who is employed or was formerly employed by Hewitt or one of its affiliates and is or was a member of FORE Holdings LLC, formerly Hewitt Holdings LLC (“Holdings” and each such person being referred to as an “owner” or a “Holdings owner”). Each Covered Person listed in Appendix A under the caption “Partnerships” (an “LP Covered Person”) is a limited partnership of which a Holdings owner is the general partner. Each Covered Person listed in Appendix A under the caption “Corporations” (a “Corporate Covered Person”) is controlled by a Holdings owner. The business address of each Covered Person for purposes of this Schedule is 100 Half Day Road, Lincolnshire, Illinois 60069.

Item 4. Purpose of Transaction

Item 4 of this Statement is hereby amended to add the following:

Effective as of July 24, 2006, the requisite percentage of signatories to the Stockholders’ Agreement agreed to terminate the Stockholders’ Agreement.

Item 5. Interest in Securities of the Issuer

(c) Except as described on Appendix B or as reported in a previously filed Schedule 13D, no Covered Person has effected any transaction in the Class B Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Statement is hereby amended to add the following:

Effective as of July 24, 2006, the requisite percentage of signatories to the Stockholders’ Agreement agreed to terminate the Stockholders’ Agreement.

2

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2006

By:	/s/ David L. Hunt
Name:	David L. Hunt
As Attorney-in-fact

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Appendix B

Daily Hewitt Sales Range	High:	$22.97	$22.63	$22.31	$22.14	$22.04	$21.83	$22.52	$22.42	$21.67	$21.68	Total Class B Sales 7/1 - 7/24
	Low:	$22.34	$22.26	$21.97	$21.76	$21.53	$21.45	$21.45	$21.65	$21.23	$21.20

Name	Date:	7/5/2006	7/10/2006	7/11/2006	7/12/2006	7/13/2006	7/17/2006	7/19/2006	7/20/2006	7/21/2006	7/24/2006
Acker,Peter David				985								985
Adams,Judith										700		700
Bernsee,Robert W.			5,000									5,000
Butterworth,Thomas C					4,000							4,000
Campbell,Daniel J.											1,000	1,000
Eaker,Robert Charles								2,000	18,000			20,000
Grayson,Valerie A.								9,000				9,000
Hanlon,Charles E.					5,000							5,000
Hasbargen,Donald W		1,000			2,000		1,000			1,000		5,000
Hauser,Thomas J.			1,000								1,000	2,000
Jones,Ronald A		1,000				3,598						4,598
Leighton,Stephen M									1,500			1,500
Leone,Robert J.		5,000										5,000
Peterson,Larry W.							750					750
Sawyer,Eileen C.			4,000									4,000
Philbeck ,Kyle A.			572									572
Shipman,Don R.				33,000		6,900	13,100					53,000
Sorrentino,Anthony S				500								500
Steinberg,Allen Terry							2,987					2,987
Valentine,Lawrence V.										256		256
Verseman,David W.											1,000	1,000
Wagner,Stephen B		2,000					1,000	1,000			1,000	5,000
Wunsch,Gerald E.											1,000	1,000
Zimmer,Jane E								500				500
Shimizu,Tomo					5,000							5,000
Fixmer,John P				925								925
Kordus,Claude					3,000							3,000
Lindberg,Kenneth W							1,000					1,000
Ted J. Schwartzman Trust			350								4,000	4,350
Red Rock West Limited Partnership			2,000							2,000		4,000